Exhibit 21.1

Subsidiaries of Paperweight Development Corp.

Entity	Jurisdiction of Incorporation
Appleton Papers Inc.	Delaware
Appleton Papers Canada Ltd.	Canada
Appleton Recycled Fibers, Inc.	Delaware
WTA Inc.	Delaware
Appleton Papers de Mexico S.A. de C.V.	Mexico
PDC Capital Corp.	Delaware
Arjo Wiggins Appleton (Bermuda) Limited	Bermuda
Appleton Steam Inc.	Wisconsin